Exhibit 99.1

MYNARIC ACTS AS SOLE LASER COMMUNICATION SUPPLIER FOR NORTHROP GRUMMAN AS PART OF MILESTONE U.S. GOVERNMENT PROGRAM

In March 2022, Mynaric Received Largest Order of Optical Communications Terminals to Date in the framework of the Space Development Agency’s Tranche 1 Transport Layer Program

LOS ANGELES, June 14, 2022 – As previously announced, Mynaric (NASDAQ: MYNA) (FRA: M0Y) has been selected by Northrop Grumman (NYSE: NOC) for delivery of CONDOR Mk3 optical communication terminals in the framework of a milestone U.S. government program. Northrop Grumman was selected by the Space Development Agency (SDA) to provide 42 satellites for the Tranche 1 Transport Layer program that will serve critical needs of the U.S. National Defense Space Architecture (NDSA). The agreement worth $36 million, which was announced on March 21, 2022, makes Mynaric the sole supplier of optical communications terminals for Northrop Grumman in the framework of the program and foresees product deliveries mostly in 2023 and 2024. In this context, today, Northrop Grumman announced a successful demonstration of a secure, networked laser communications system for proliferated-LEO constellations using Mynaric’s optical communications terminals.

The agreement marks the largest order for optical communications terminals placed with Mynaric specifically and announced in the government market generally to date confirming the trajectory of the industry to procure and deploy industrialized laser communications systems at rapidly increasing scale. Mynaric has focused on developing products and production capabilities that enable deployment of optical communications terminals at scale since its inception and heavily invested in scalable production and market-leading products over the last years.

“We congratulate Northrop Grumman for winning this milestone program delivering advanced capabilities to the U.S. government, successfully demonstrating first capabilities, and paving the way for how commercial supply chains can be leveraged by governmental users now and in the future,” said Mynaric CEO Bulent Altan. “We are proud to have been selected by Northrop Grumman to provide them with our industrialized products and I want to thank the entire Mynaric team that has worked tirelessly to make this possible. This landmark procurement of optical communication terminals in the government market is evidence that we have firmly arrived in the industrial age of laser communications.”

“We are incredibly pleased to be selected by Northrop Grumman for this critical technology for the SDA’s Transport Layer Tranche 1 mission needs,” said Mynaric CCO Tina Ghataore. “Our CONDOR Mk3 optical communication terminal is the right choice to achieve the goals set out by the SDA for their proliferated LEO network. Our team continues to innovate on our products, and as a company we invest ahead of the market needs, to be well positioned for serving our growing customer base.”

About Mynaric

Mynaric (NASDAQ: MYNA)(FRA: M0Y) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.